Filed Pursuant to Rule 433
Registration Statement No. 333-259205

RBC Capital Markets

October 31, 2021

RBC Small Cap US Tactical Equity Total Return Index

Performance Factsheet

Index Objectives:

The RBC Small Cap US Tactical Equity Total Return Index is designed to meet or exceed risk-adjusted returns relative to the benchmark by optimizing asset allocation between Small-Cap U.S. equities and cash. This dynamic asset allocation is implemented by observing bullish or bearish trends in Small-Cap U.S. equities, on a monthly basis, to determine the exposure until the next monthly observation.

Index Ticker Symbols:

Bloomberg: RBCESTUT Index
Thomson Reuters: .RBCESTUT

Index Launch Date:

February 18, 2019

Index Base Date:

October 31, 2007

Asset Class:

Equity
Fixed Income (Cash)

Allocations:

E-mini Russell 2000 Futures contract
Federal Funds Rate

Last Allocation Date:

October 13, 2021

Benchmark:

Russell 2000 Total Return Index
Bloomberg: RU20INTR Index
Thomson Reuters: .RUTTR

Liquidity:

The Index tracks equity futures and cash. The tracked futures contract averages significantly in excess of $1bn in daily trading volume.

Availability:

Investors cannot invest directly in the Index.
The Index can be used as an underlying for various investment vehicles to provide exposure to investors.

Index Description

The Index provides exposure to either Small-Cap U.S. equities or cash (the Federal Funds rate). This allocation determination is based on monthly observations of a pre-defined Tactical Trigger: the 100 daily moving average (100 DMA) of the iShares Russell 2000 ETF (Bloomberg: IWM US Equity; the ETF). The Index obtains exposure to Small-Cap U.S. equities by tracking the performance of the futures contract.

On the specified monthly determination date, if the ETF is at or above its 100 DMA (a bullish trend), the Index will allocate to equity via the E-mini Russell 2000 futures contract plus the Federal Funds rate (to replicate the total return) or only to the Federal Funds rate if the ETF is below its relevant 100 DMA (a bearish trend).

Performance[1, 2] – Total Return (USD)


380
340
300
260
220
180
140
100
60
20
Oct 07
May 09
Dec 10
Jun 12
Jan 14
Jul 15
Feb 17
Aug 18
Mar 20
Oct 21
Index
Benchmark

	Return (%)[2]			Return p.a. (%)				YoY Return (%)				
Index (USD)	1M	3M	YTD	1Y	3Y	5Y	Base	'16	'17	'18	'19	'20
Index (I)	0.0	-3.0	9.5	40.9	-2.9	3.2	5.8	21.9	11.7	0.6	-1.3	-15.6
Benchmark (B)	4.3	3.4	17.2	50.8	16.5	15.5	9.0	21.3	14.6	-11.0	25.5	20.0
Variation (I) - (B)	-4.2	-6.4	-7.6	-9.9	-19.4	-12.3	-3.2	0.5	-3.0	11.6	-26.8	-35.6

	Volatility p.a. (%)[3]			Sharpe Ratio[4]			12 Month Return		Worst Drawdown		Beta	
Index (USD)	1Y	5Y	Base	1Y	5Y	Base	Best	Worst	(%)	DUW[5]	1Y	5Y
Index (I)	20.4	19.6	17.8	2.05	0.21	0.38	70.8	-43.3	-46.9	38	0.85	0.63
Benchmark (B)	21.8	24.6	26.3	2.39	0.72	0.46	131.6	-48.0	-57.7	38	1.00	1.00
Variation (I) - (B)	-1.4	-5.0	-8.5	-0.34	-0.52	-0.08	-60.7	4.8	10.8	0	-	-

[1] Daily data from October 31, 2007 to October 31, 2021. Index re-based to 100 on October 31, 2007. Please see the final page for important information about the presentation of the performance information set forth in this document
[2] Source: Solactive AG, Bloomberg, RBC Capital Markets
[3] Based on daily returns, annualized with a 252-day factor
[4] Based on the average of daily excess returns against Fed Funds, annualized with a 252-day factor
[5] Duration Under Water: number of months taken by the Index and the Benchmark to increase back to their respective previous highest level after a market decline

Page 1 of 4

RBC Capital Markets

October 31, 2021

Allocation History[1] (over last 12 months)

Determination Date	Allocation Date	Russell 2000 Futures	Cash	Index Performance *	Benchmark Performance *
October 11, 2021	October 13, 2021	0%	100%	TBD**	TBD**
September 13, 2021	September 15, 2021	0%	100%	0.0%	0.4%
August 16, 2021	August 18, 2021	0%	100%	0.0%	3.6%
July 12, 2021	July 14, 2021	100%	0%	-2.0%	-1.9%
June 14, 2021	June 16, 2021	100%	0%	-4.8%	-4.8%
May 17, 2021	May 19, 2021	100%	0%	5.6%	5.6%
April 12, 2021	April 14, 2021	100%	0%	-2.3%	-2.3%
March 15, 2021	March 17, 2021	100%	0%	-3.8%	-3.7%
February 12, 2021	February 17, 2021	100%	0%	3.7%	3.7%
January 11, 2021	January 13, 2021	100%	0%	6.8%	6.9%
December 14, 2020	December 16, 2020	100%	0%	8.1%	8.2%
November 16, 2020	November 18, 2020	100%	0%	10.6%	10.5%

[1] Determination Date was two business days prior to Allocation Date

* Performances between current and next Allocation Date; ** To be determined on the next Allocation Date (November 17, 2021)

Allocation Snapshot (as of October 31, 2021)



$255
$235
$215
$195
$175
$155
$135
$115
$95
$75
IWM Price
Oct 17
Apr 18
Oct 18
Apr 19
Oct 19
Apr 20
Oct 20
Apr 21
Oct 21
Current Allocation
100% Fixed Income
(as of October 13, 2021)
100 DMA
iShares Russell 2000 ETF (IWM)

Characteristics Snapshot

As of Last Determination Date (October 11, 2021)

Indicator	Closing Level	Tactical Trigger
Small-Cap U.S. (IWM)	220.31	1.4% BELOW 100 DMA

As of Month End (October 31, 2021)

Indicator	Closing Level	Distance from DMA
Small-Cap U.S. (IWM)	228.05	2.1%

Date	Last	Next
Determination	October 11, 2021	November 15, 2021
Allocation	October 13, 2021	November 17, 2021

Monthly Returns (%, as of October 31, 2021)

Index	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2021	4.7%	6.3%	1.2%	1.8%	0.3%	1.9%	-3.7%	-3.0%	0.0%	0.0%			9.5%
2020	-3.2%	-8.5%	-31.5%	0.0%	0.0%	0.9%	2.8%	5.7%	-3.4%	2.2%	18.4%	8.6%	-15.6%
2019	0.2%	2.3%	-2.1%	3.5%	-7.8%	6.3%	1.8%	-6.7%	-2.8%	0.1%	2.1%	2.7%	-1.3%
2018	2.7%	-3.4%	-3.5%	1.0%	6.0%	0.7%	1.7%	4.2%	-2.4%	-6.1%	0.2%	0.2%	0.6%
2017	0.2%	1.9%	0.1%	-1.3%	1.2%	3.4%	0.8%	-2.9%	4.8%	0.8%	2.9%	-0.7%	11.7%
2016	0.0%	0.0%	0.0%	0.0%	2.3%	0.0%	6.1%	1.8%	1.2%	-4.7%	11.2%	2.7%	21.9%
2015	-1.1%	6.1%	1.8%	-2.6%	2.3%	0.9%	-1.2%	-3.0%	0.0%	0.0%	0.0%	0.0%	3.0%

Benchmark	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2021	5.0%	6.2%	1.0%	2.1%	0.2%	1.9%	-3.6%	2.2%	-2.9%	4.3%			17.2%
2020	-3.2%	-8.4%	-21.7%	13.7%	6.5%	3.5%	2.8%	5.6%	-3.3%	2.1%	18.4%	8.7%	20.0%
2019	11.2%	5.2%	-2.1%	3.4%	-7.8%	7.1%	0.6%	-4.9%	2.1%	2.6%	4.1%	2.9%	25.5%
2018	2.6%	-3.9%	1.3%	0.9%	6.1%	0.7%	1.7%	4.3%	-2.4%	-10.9%	1.6%	-11.9%	-11.0%
2017	0.4%	1.9%	0.1%	1.1%	-2.0%	3.5%	0.7%	-1.3%	6.2%	0.9%	2.9%	-0.4%	14.6%
2016	-8.8%	0.0%	8.0%	1.6%	2.3%	-0.1%	6.0%	1.8%	1.1%	-4.8%	11.2%	2.8%	21.3%
2015	-3.2%	5.9%	1.7%	-2.6%	2.3%	0.7%	-1.2%	-6.3%	-4.9%	5.6%	3.3%	-5.0%	-4.4%

Page 2 of 4

Summary of Index Methodology:Page 3 of 4RBC Small Cap USTactical Equity Total Return Index100-day Moving AverageiShares Russell 2000 ETF(IWM)Tactical Trigger – Determined 2 Trading Days Before AllocationMonthly Allocation – Is Tactical Trigger Bullish or Bearish?E-mini Russell 2000 Future+Federal Funds RateFederal Funds RateBullish Tactical TriggeriShares Russell 2000 ETF Spotabove the Tactical TriggerBearish Tactical TriggeriShares Russell 2000 ETF Spotbelow the Tactical TriggerOROctober 31, 2021

October 31, 2021 This communication has been generated by employees of RBC Capital Markets’ Global Equity Linked Products, and is not a research report or a product of RBCCapital Markets’ Research Department.This document is for informational purposes only and is not intended to set forth a final expression of the terms and conditions of any offering, and may beamended, superseded or replaced in its entirety by subsequent summaries. When making an investment decision, any prospective investor should rely solely on therelevant transaction documentation, which will contain the final terms and conditions of the transaction. The information contained herein has been compiled fromsources believed to be reliable by RBC Capital Markets or any of its businesses. Neither RBC Capital Markets nor any of its businesses or representatives hasundertaken any independent review or due diligence of such sources. This document shall not constitute a commitment or recommendation to enter into anytransaction by any RBC entity.All information, terms and pricing set forth herein is indicative and subject to change without notice. Any opinions expressed herein reflect our judgment at the dateand time hereof and are subject to change without notice. The information contained in this document has been internally developed or taken from trade andstatistical services and other sources which we deem reliable. Transactions of the type described herein may involve a high degree of risk and the value of suchinvestments may be highly volatile. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of issuer default and risk ofilliquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss.This brief statement does not purport to identify or suggest all the risks (directly or indirectly) and other significant aspects in connection with transactions of thetype described herein, and investors should ensure that they fully understand the terms of the transaction, including the relevant risk factors and any legal, tax,regulatory or accounting considerations applicable to them, prior to transacting. No representation is made concerning the legal, tax, regulatory or accountingimplications in any applicable jurisdiction, and we are not advising you in respect of such matters.Accordingly you must independently determine, with your own advisors, the appropriateness for you of the transaction before transacting. RBC is acting solely in thecapacity of an arm’s length contractual counterparty and not in the capacity of your financial adviser or fiduciary.RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (memberFINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets(Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorizedby the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.)Royal Bank of Canada has filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, youshould read those documents and the other documents relating to these offerings that Royal Bank of Canada has filed with the SEC for more complete informationabout us and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank ofCanada, any agent or any dealer participating in this offering will arrange to send you the prospectus and any related supplements if you so request by calling tollfreeat 1-877-688-2301.® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.Important Information About the Historical Performance of the IndexThe Index was launched on February 18, 2019. Accordingly, all of the information about the performance of the Index prior to that date is based on hypotheticalback-tested information.The hypothetical performance of the Index is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for allfinancial risk that may affect the actual performance of the Index in the future. The future performance of the Index may vary significantly from the hypotheticalperformance data in this document. For example, not all of the futures contracts and ETFs upon which the Index is based existed during all the periods shown;accordingly, we have used other related financial assets for those periods, when needed. In addition, please note that the back-tested performance of the Index setforth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the Index.For the full Index methodology, please visit the following link: www.solactive.com Page 4 of 4